SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under The Securities Exchange Act Of 1934
(AMENDMENT NO. 1)*

APEXTALK HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

037595204

(CUSIP Number)

637 Howard Street
San Francisco, CA 94105
(888) 228-2829
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

December 14, 2009
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Chuanda Zeng

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
134,467
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
134,467
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

134,467

 (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.03%

(14) TYPE OF REPORTING PERSON

IN

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This Schedule 13D Amendment No.1 is being filed to amend the Schedule 13D for Chuanda Zeng filed previously on June 28, 2010 (the “Original Schedule 13D”), to (i) insert the Registrant’s CUSIP number on the cover page and (ii) correct the statement under Item 1 Security and Issuer to indicate that the Registrant is a Delaware corporate, rather than a Nevada corporation. This Amendment is limited in scope to such correction and does not amend, update, or change any other items or disclosures contained in the Original Schedule 13D. All other information in the Original Schedule 13D remains unchanged.

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of Apextalk Holdings, Inc., a Delaware corporation, with its principal place of business located at 637 Howard Street, San Francisco, CA, 94105. The telephone number is (888) 228-2829.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Chuanda Zeng who is hereinafter sometimes referred to as the “Reporting Person.” Currently the Reporting Person is a member of the board of director of the Issuer. His residence address is 1 Xiang Yang Xin Jie, No. 3, Hong Xing District, Yang Jiang City, Guangdong province, China.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The total amount of funds required to acquire the Shares described in Item 5 was approximately $201,446. All funds in respect of such transactions were personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person has acquired the Shares reported in Item 5 from previous shareholders of the Issuer through private negotiation.

The Reporting Person currently holds the Shares for investment purposes. However, Mr. Chuanda Zeng intends to closely monitor the Issuer’s performance and may modify his plans in the future depending on his evaluation of various factors, including the investment potential of the common stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer and its competitors, opportunities that may be available to the Issuer,

The Issuer may in the future exercise any and all of his rights as shareholders of the Issuer in a manner consistent with his equity interests. Depending on his evaluation of the factors listed above, the Reporting Person may take such actions with respect to his holdings in the Issuer as he deem appropriate in light of circumstances existing from time to time.

As of the date of this Schedule 13D, except as set forth above, the Reporting Person does not have any present plan or intention which would result in or relate to any of the events referred to in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof, the Reporting Person holds a total of 72,406 shares of the issued and outstanding common stock of the Issuer.  Such amount represented 6.03% of the total issued and outstanding common shares of the Issuer.

          (b) The Reporting Person holds the sole voting and dispositive power over the shares of common stock of the Issuer as issued to the Reporting Person.

          (c)  The Reporting Person has not effectuated any transaction in the common stock during the past 60 days.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than set forth above, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2 , 2010

By:	/s/ Chuanda Zeng
Chuanda Zeng
Director

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